FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement describing fuel costs hedging instruments used by Tuas Power Ltd., a wholly owned subsidiary of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on April 24, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:   Company Secretary

Date:    April 24, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Overseas Regulatory Announcement

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Tuas Power Ltd. (“Tuas Power”), a wholly-owned subsidiary of Huaneng Power International, Inc. (“HPI”), was incorporated in Singapore in 1995. It was acquired by HPI in 2008. Tuas Power mainly engages in electricity generation and retail. It has an installed capacity of 2670 MW, representing about 26% of Singapore’s total installed capacity. The fuels consumed in its power generation are imported and settled in foreign currency, thus exposing fuel costs to international oil prices and foreign exchange rate fluctuations. In order to maintain stable operations and business performance, Tuas Power uses financial derivative instruments to hedge against such risks.

The approaches used in Tuas Power’s fuel costs hedging are dependent on its channels of electricity sales. The majority of its electricity sales are contracted in advance on fixed-term basis. The electricity sales price is usually pegged to a benchmark oil price future index and foreign exchange rate as agreed. Based on the agreed terms of the contract, Tuas Power would buy the financial derivatives against the referenced oil price index and forward foreign exchange rate, so as to manage the risk exposure and protect its future margin to be derived from these contracts.

Tuas Power uses fuel swap and foreign exchange forward transactions, both conducted over the counter, to respectively lock-in the future oil prices and foreign exchange rates. A fuel swap contract means that the buyer collects from (when the actual price is higher than the strike price) or pays to (when the actual price is less than the strike price) the seller the difference between the strike price (the prevailing forward price at the time of entering into the contract) and the actual spot market price when the financial derivative contract matures. A foreign exchange forward contract means that the buyer buys the foreign exchange from the seller at the agreed exchange rate (the forward rate at the time of entering into the contract) upon the expiration date of the contract.

In the execution of the electricity sales contract, if the actual oil price is higher than the original forward oil price, Tuas Power will pay higher fuel costs for purchasing fuel in the spot market. However, this higher cost is offset through the gain on the fuel swap contract. In this way, the contracted electricity sales margin is protected, and vice versa. This hedge against spot market price risks using derivatives has proven to be effective in protecting the contracted margin. Similarly, when it pays for the procurement of fuel or settles the fuel forward contracts, Tuas Power would execute the corresponding forward exchange contracts, by purchasing the required amount of foreign currency and thus effectively managing the fluctuation of exchange rate and its possible impact on the contracted margin.

Tuas Power has an integrated, stringent and effective risk management control system to carry out the transactions of financial derivatives. The duties and authorities are clearly segregated among the Board of Directors, Management and the operational teams. The Board of Directors reviews and approves the risk policies, including the selection of counterparties, scope of trading as well as delegation of authority to management and operational teams. A Fuel Management Steering Committee that comprises of key management staff, including Chief Executive Officer, Senior Vice President in charge of trading and Financial Controller, is charged with formulating hedging strategies, identifying financial derivatives products to manage the risk exposure, setting trading limits, monitoring credit rating of counterparties, and reviewing variance of fair value. There is clear segregation of duties among the Fuel Management, Risk Management and Finance departments. While the Fuel Management carries out the execution of the hedging strategies, Risk Management would ensure policies are complied with and limits are adhered to, and Finance Department focuses on contracts administration and settlement.

Tuas Power has been using derivative instruments to hedge against fuel cost risk for the past eight years. Such hedging

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activities have played an important role in maintaining stable operations and business performance. Other power generation companies in Singapore electricity market are also believed to have adopted similar hedging strategies and financial instruments to hedge against the fuel price risk. And the hedging business is also one of the core elements of the market-oriented system of electricity market of Singapore.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

 Cao Peixi
 (Executive Director)
 Huang Long
 (Non-executive Director)
 Wu Dawei
 (Non-executive Director)
 Huang Jian
 (Non-executive Director)
 Liu Guoyue
 (Executive Director)
 Fan Xiaxia
 (Executive Director)
 Shan Qunying
 (Non-executive Director)
 Xu Zujian
 (Non-executive Director)
 Huang Mingyuan
 (Non-executive Director)
 Liu Shuyuan
 (Non-executive Director)

 Liu Jipeng
 (Independent Non-executive Director)
 Yu Ning
 (Independent Non-executive Director)
 Shao Shiwei
 (Independent Non-executive Director)
 Zheng Jianchao
 (Independent Non-executive Director)
 Wu Liansheng
 (Independent Non-executive Director)

Beijing, the PRC
24 April 2009

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